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Women-ownedVeteran-owned
West Rose Tasting Room

Wine Bar

Buckeye, AZ 85396
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
West Rose Tasting Room is seeking investment to open in the freshly built Sunrise Market, located in the heart of Verrado.
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West Rose Tasting Room will be a place for residents and visitors of the West Valley to explore new wines, find fresh takes on old favorites, or enjoy the latest trend. The Tasting Room provides tasting experiences, relaxed afternoons accompanied by different musicians, and features local artists' work and a unique, rotating selection of wines. We will also feature two local beers on tap for those who aren't feeling wine that day.

The Problem

Buckeye, Arizona, which houses the neighborhood of Verrado, is one of the five fastest-growing cities in the U.S., and hospitality experiences are struggling to keep pace.

Lack of options: There are 36,000 residents in Verrado and only five places to sit and have a drink

Still growing: Due to its extreme dynamic growth, the City of Buckeye faces a significant retail deficit, and density stands at only 39% compared to the rest of the Valley

Chain Life: Of the few food & drink options that are being built around the community 95% of them are chain restaurants.

The Answer

Local Option: Create a warm and welcoming space for local residents to enjoy a drink and conversation.

Unique Experience: The only wine proper tasting experience in the West Valley of Phoenix.

Community Focused: We will host private events for military spouses, local business owners, and just for fun!

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Milestones

In October 2022, after identifying a profitable business model and location, we formed our LLC.

Series 7 "Bar & Wine" license purchased and will become active upon final building inspection. We will also be stacking a Series 10 but there's plenty available so waiting until closer to opening.

Ten-year lease has been secured and final plans are being submitted to the city.

Up Next: POS and wine distributor(s) to be finalized by end of Q2, website active by Q3.

Community Response

With a single Facebook post in a small community group, we went from 0 email subscribers to over 500+ in two hours. Our email lists continue to grow daily.

Pre-reservations for private events are also up to 30+, pending the opening date

We are slated to sponsor 10+ small, local events prior to opening.

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WINE SELECTION
West Rose Tasting Room will feature twelve varieties, sourced domestically and internationally, focused on providing our customers with traditional profiles, current trends, and forward-thinking organics.
We are accompanied by longtime winemaker and connoisseur, Marlen Porter, who will oversee the selections of wines and create our quarterly wine club selections.
Marlen owns Amplify Wines with her husband Cam Porter, an advanced sommelier, and has been working in the wine industry for over 20 years. She is especially knowledgeable in creating businesses in the wine industry whether it's creating a label, growing the "ground up" or building a tasting room like West Rose.
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THE WINE CLUB
Wingman Monthly: Members get one bottle and four tastings/four glasses, per month
Check Six: 6 Bottles of Red/White/Bubble preferences Three shipments a year
12 O'Clock High: 12 bottles of Red/White/Bubble preferences, Three shipments a year
First access to exclusive events
First access to flash summer sales
12 O'Clock High (12 bottles) Red/White/Bubble preferences Three shipments a year
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SPECIAL EVENTS + RETAIL
West Rose will also serve as a private venue for the community. Whether it's local businesses wanting to host client events, engagements, birthdays, graduation parties, or local organizations wanting to hold monthly/annual events there.
We will host events we design and run including tastings with the winemaker, art exhibits, private concerts, and more.
We will also be featuring different products from local businesses as well Including art, clothing, candles, and handcrafted items – a few examples shown below.
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WHY VERRADO

Verrado and its 55+ counterpart, Victory, are located in Buckeye, Phoenix. As of 2021, Buckeye is in the top five fastest-growing cities in the U.S., showing growth of 80% to nearly 92,000 residents, according to the U.S. Census Bureau. Due to its extreme dynamic growth, the City of Buckeye faces a significant retail deficit, and density stands at only 39% compared to the rest of the Valley.

Within Verrado and Victory, there are five total locations to sit and enjoy a drink & experience.
The Verrado community houses 36,000+ residents – with a median income of $105,323.05. Surrounding Verrado and Victory, there are hundreds of homes and fulfillment warehouses being built, meaning our customer will only continue to build.
West Rose Tasting Room will be offering an experience that cannot be found within 30 minutes of the Verrado neighborhood. Most residents will be able to walk, bike, or golf cart to our location.
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SUNRISE MARKET IN VERRADO
THE TEAM
Shannon Judd
Co-Owner

Shannon brings over 15 years of experience in business ownership and management (currently CEO at Transition Sports & Entertainment), as well as a breadth of hospitality experience. As a native Central Coast Californian - she naturally brings a love of wine and the wine experience.

Chad Roberson
Co-Owner

Chad currently serves as a Major in the United States Air Force, stationed at Luke AFB working as an F-16 Instructor Pilot. After an entire lifetime (childhood too!) of frequently moving with the military, he is looking forward to putting down roots and designing an atmosphere where everyone is welcome.

Mar & Cam Porter
Wine Consultants

Marlen Porter, a longtime winemaker and connoisseur, will oversee the selections of wines and work with Shannon to create our wine selections.

Marlen owns Amplify Wines with her husband Cam Porter, an advanced sommelier, and has been working in the wine industry for over 20 years. She is especially knowledgeable in creating businesses in the wine industry whether it's creating a label, growing the "ground up" or building a tasting room like West Rose.

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Join Us

Shannon and Chad "Swift" Roberson, and their dog, Paisley, moved to Verrado in November 2020 where they quickly fell in love with the community and decided to build a family there. With a passion for Shannon's hometown wine community and a desire for more "things to do" in the area, the concept of West Rose Tasting Room was born.

Shannon brings over 15 years of experience in business ownership and management (currently CEO at Transition Sports & Entertainment), as well as a breadth of hospitality experience. As a native Central Coast Californian - she naturally brings a love of wine and the wine experience.

Chad currently serves as a Major in the United States Air Force, stationed at Luke AFB working as an F-16 Instructor Pilot. After an entire lifetime (childhood too!) of frequently moving with the military, he is looking forward to putting down roots and designing an atmosphere where everyone is welcome.

We can't wait to serve Verrado!

–Shannon, Swift & Paisley

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
BUSINESS OVERVIEW
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Architectrue Contract $22,937
Mainvest Compensation $5,063
Licensing $27,000
Product Down Payments $20,000
Total $75,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $915,880 $2,877,487 $3,740,733 $3,927,769 $4,045,600
Cost of Goods Sold $419,757 $1,318,781 $1,714,415 $1,800,135 $1,854,138
Gross Profit $496,123 $1,558,706 $2,026,318 $2,127,634 $2,191,462

EXPENSES

Rent $56,640 $58,056 $59,507 $60,994 $62,518
Triple-Net $12,248 $12,554 $12,867 $13,188 $13,517
Insurance $1,000 $1,000 $1,000 $1,000 $1,000
Utlities $18,000 $18,450 $18,911 $19,383 $19,867
Fees $9,000 $9,000 $9,000 $9,000 $9,000
Direct Labor Costs $77,508 $79,445 $81,431 $83,466 $85,552
Legal & Professional Fees $71,307 $71,307 $71,307 $71,307 $71,307
Consultant Fees $36,000 $36,000 $0 $0 $0
Owner Pay $95,625 $120,000 $125,000 $130,000 $135,000
Misc. Marketing & Ops $20,820 $21,340 $21,873 $22,419 $22,979
Operating Profit $97,975 $1,131,554 $1,625,422 $1,716,877 $1,770,722
This information is provided by West Rose Tasting Room. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2022 Balance Sheet
2022 Income Statement

West Rose Tasting Room Business Overview 0723.pdf
Investment Round Status
Target Raise $75,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends May 22nd, 2023
Summary of Terms
Legal Business Name West Rose LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.7×
Investment Multiple 1.6×
Business's Revenue Share 1.5%-2.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date June 30th, 2029
Financial Condition
No operating history

West Rose Tasting Room was established in 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of West Rose Tasting Room to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

West Rose Tasting Room operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. West Rose Tasting Room competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from West Rose Tasting Room's core business or the inability to compete successfully against the with other competitors could negatively affect West Rose Tasting Room's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in West Rose Tasting Room's management or vote on and/or influence any managerial decisions regarding West Rose Tasting Room. Furthermore, if the founders or other key personnel of West Rose Tasting Room were to leave West Rose Tasting Room or become unable to work, West Rose Tasting Room (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which West Rose Tasting Room and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, West Rose Tasting Room is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

West Rose Tasting Room might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If West Rose Tasting Room is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt West Rose Tasting Room

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect West Rose Tasting Room's financial performance or ability to continue to operate. In the event West Rose Tasting Room ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither West Rose Tasting Room nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

West Rose Tasting Room will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and West Rose Tasting Room is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although West Rose Tasting Room will carry some insurance, West Rose Tasting Room may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, West Rose Tasting Room could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect West Rose Tasting Room's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of West Rose Tasting Room's management will coincide: you both want West Rose Tasting Room to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want West Rose Tasting Room to act conservative to make sure they are best equipped to repay the Note obligations, while West Rose Tasting Room might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If West Rose Tasting Room needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with West Rose Tasting Room or management), which is responsible for monitoring West Rose Tasting Room's compliance with the law. West Rose Tasting Room will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if West Rose Tasting Room is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if West Rose Tasting Room fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of West Rose Tasting Room, and the revenue of West Rose Tasting Room can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of West Rose Tasting Room to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by West Rose Tasting Room. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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